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                                   Exhibit 28.4


                         Press Release Dated June 26, 1997


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                                 CHATTEM, INC.
                                 JUNE 26, 1997
                               FOR IMMEDIATE RELEASE



         CHATTEM, INC. (NASDAQ: CHTT), a Chatanooga, Tennessee, based manufacturer of health and beauty care products, announced today that it had completed the previously announced purchase of substantially all the assets of Sunsource International, Inc. and an affiliated company ("Sunsource").

         The assets included the exclusive worldwide rights to five leading branded dietary supplement products. The products being acquired are GARLIQUE, a garlic extract, REJUVEX, a menopausal supplement, MELATONEX, a sleep aid, ECHINEX, a product for improving natural resistance against infections, and PROPALMEX, for prostate health. Sales of these brands have grown rapidly to approximately $25,000,000 in 1996.

         While the details of the purchase price were not disclosed the consideration paid at closing for the brands will be approximately one times sales and the total consideration, including contingent payments over six years, if earned, will approximate one and one-half times sales. In order for these payments to be earned annual sales would have to be maintained or increased. Additionally, the Company will purchase inventory and receivables from Sunsource.

         The transaction was financed by the expansion of the Company's senior bank credit facility and the issuance to the seller of 300,000 shares of the common stock of the Company.

         Chattem expects that the acquisition will add incremental earnings of $.20 to $.30 per share in the first full year of operations. However, for the balance of 1997, income from the brands will be only slightly accretive to earnings per share as the Company intends to provide heavy advertising and promotion support during the very important transition period.

         The Company remains very excited about the long term growth opportunities the acquisition of these brands provides. The acquisition addresses several issues involved in achieving Chattem's objective of becoming a $200,000,000 health and beauty care company, including critical mass, diversification and meaningful cash flow and earnings increases.

All forward looking statements are subject to the risks and uncertainties detailed in the Company's filings with the Securities and Exchange Commission.

COMPANY CONTACT:  Robert E. Bosworth
                  Executive Vice President and Chief Financial Officer 423-821-2037 x287